UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

OneSpan Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68287N100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 25, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,168,979
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,168,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,168,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.34%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		120,249
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

120,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Offshore I SP I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		484,518
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

484,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.19%
14	TYPE OF REPORTING PERSON

CO

* Legion Partners Offshore I SP I is a segregated portfolio company of Legion Partners Offshore Opportunities SPC I.

4

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,289,228
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,289,228
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,289,228
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.63%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,773,746
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,773,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,773,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.83%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,773,946
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,773,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,773,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.83%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,773,946
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,773,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,773,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.83%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,773,946
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,773,946
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,773,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.83%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Michael J. McConnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Sarika Garg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Sagar Gupta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 68287N100

1	NAME OF REPORTING PERSON

Rinki Sethi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 68287N100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners Offshore I SP I, a segregated portfolio company of Legion Partners Offshore Opportunities SPC I, a company organized under the laws of the Cayman Islands (“Legion Partners Offshore I”);
(iv)	Legion Partners, LLC, a Delaware limited liability company (“Legion Partners GP”), which serves as the general partner of each of Legion Partners I and Legion Partners II;
(v)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Offshore I;
(vi)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of each of Legion Partners Asset Management and Legion Partners GP;
(vii)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(viii)	Raymond T. White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings;
(ix)	Michael J. McConnell, as a nominee for the Board of Directors of the Issuer (the “Board”);
(x)	Sarika Garg, as a nominee for the Board;
(xi)	Sagar Gupta, as a nominee for the Board; and
(xii)	Rinki Sethi (together with Ms. Garg and Messrs. Gupta and McConnell, the “Nominees”), as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

14

CUSIP No. 68287N100

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Legion Partners Offshore I. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of Legion Partners I, Legion Partners II, Legion Partners GP, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Gupta, Kiper and White is 12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025. The principal office of Legion Partners Offshore I is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The principal business address of Ms. Garg is 960 Crooked Creek Dr., Los Altos, CA 94024. The principal business address of Mr. McConnell is 2031 Tondolea Lane, La Canada, CA 91011. The principal business address of Ms. Sethi is 1355 Market Street, San Francisco, CA 94103.

(c)       The principal business of each of Legion Partners I, Legion Partners II and Legion Partners Offshore I is investing in securities. The principal business of Legion Partners GP is serving as the general partner of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Offshore I. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings. The principal occupation of Ms. Garg is serving as a Strategic Advisor to Tradeshift, Inc. The principal occupation of Mr. Gupta is serving as a Senior Analyst at Legion Partners Asset Management. The principal occupation of Mr. McConnell is serving as a private investor. The principal occupation of Ms. Sethi is serving as Vice President and Chief Information Security Officer of Twitter, Inc.

(d)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Kiper, White, Gupta and McConnell and Mses. Garg and Sethi are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II, Legion Partners Offshore I and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference.

15

CUSIP No. 68287N100

The aggregate purchase price of the 2,168,979 Shares owned directly by Legion Partners I is approximately $37,472,008, including brokerage commissions. The aggregate purchase price of the 120,249 Shares owned directly by Legion Partners II is approximately $2,152,706, including brokerage commissions. The aggregate purchase price of the 484,518 Shares owned directly by Legion Partners Offshore I is approximately $11,498,560, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $3,458, including brokerage commissions.

The 6,000 Shares owned directly by Mr. McConnell were purchased with personal funds in the open market. The aggregate purchase price of such Shares is approximately $114,200, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 25, 2021, Legion Partners Holdings delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of four highly-qualified candidates, Sarika Garg, Sagar, Gupta, Michael McConnell and Rinki Sethi, for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”). The Reporting Persons believe the Nominees have the necessary experience, qualifications, and skill sets to serve as directors of the Issuer, which are described in more detail in their biographies below.

Also on February 25, 2021, the Reporting Persons issued a press release and public letter (together with the press release, the “Shareholder Letter”) announcing that Legion Partners Holdings had nominated the Nominees for election to the Board at the 2021 Annual Meeting. In the Shareholder Letter, the Reporting Persons argued that the Board, and particularly the long-tenured incumbent members, have failed to address the Issuer’s long-term stock price underperformance, have overseen a long history of poor capital allocation decisions, have failed to take strategic action with respect to the Issuer’s Hardware business, and lacks the relevant skillsets necessary to transform the Issuer into a pure play modern software company. The full text of the Shareholder Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Nominees are:

Sarika Garg, age 45, has served as Founder and CEO at Silverbond, Inc., a B2B embedded financing company, since October 2020. Ms. Garg has also served as a Strategic Advisor to Tradeshift Inc., a cloud based business network and platform for supply chain payments, marketplaces, and apps, since January 2020, where she previously served in several senior executive roles including as Chief Strategy Officer, from January 2018 to January 2020, Senior Vice President and General Manager of Marketplaces, from March 2016 to January 2018, and Vice President of Product Marketing, from May 2015 to February 2016. Prior to that, Ms. Garg served as Head of Product Development at Ariba Network (n/k/a SAP Ariba), a software and information technology services company, from December 2012 to April 2015, following its acquisition by SAP SE (NYSE: SAP), a multinational software corporation, where Ms. Garg served in a number of roles from 2001 to 2012, including most recently serving as Senior Director of Product Management from 2011 to 2012. Ms. Garg has served on the board of directors of Fyle Inc., an expense management software provider, since March 2019. Ms. Garg has also served as Co-Chair of the Founders & Funders Committee at Neythri.org, a non-profit global community of South Asian women professionals committed to helping each other succeed, from January 2020 to January 2021. Ms. Garg received a Master of Science in Management Information Systems from Creighton University and a Bachelor of Science in Biology from the University Maharani College.

16

CUSIP No. 68287N100

Sagar Gupta, age 33, has served as Senior Analyst at Legion Partners Asset Management LLC, a long-only, value-oriented activist manager, since January 2018. Previously, Mr. Gupta served as a Founding Senior Analyst at Finchwood Capital, L.P., a long-term oriented long-short investment firm, from March 2015 to January 2018. Prior to that, Mr. Gupta served as an Analyst at Balyasny Asset Management L.P., an institutional investment firm, from March 2014 to February 2015. Mr. Gupta served as an Associate at Kohlberg Kravis Roberts & Co. Inc., a global investment firm that manages multiple alternative asset classes, from July 2012 to March 2014. Previously, Mr. Gupta served as an Analyst at UBS Investment Bank, a subsidiary investment bank of UBS Group AG (NYSE: UBS), from July 2010 to June 2012. In addition, Mr. Gupta was a private angel investor in Teachable, a SaaS platform for creators and educators, which was acquired by Hotmart Technology in March 2020 for over $200 million. Mr. Gupta previously served as President of the Board of Performing Arts Workshop, a non-profit organization dedicated to helping young people develop critical thinking, creative expression and basic learning skills through the arts, from May 2013 to June 2018. Mr. Gupta received a Bachelor of Science in Business Administration from the University of Berkeley.

Michael J. McConnell, age 54, currently serves as a private investor. Mr. McConnell served as the Managing Director of Shamrock Capital Advisors, a private investment company managing private equity/hedge funds for the Disney family, from 1994 to 2007. Additionally, he served as Interim Executive Chairman and Chief Executive Officer of Spark Networks SE (“Spark”) (NYSE: LOV), a leader in affinity-based online subscription dating networks, from August 2014 through December 2014. Prior to Spark, he served as the Executive Chairman at Redflex Holdings Ltd. (ASX: RDF), a provider of intelligent transport system solutions and services, from February 2013 to February 2014 and a nonexecutive director from August 2011 to November 2014. Mr. McConnell also served as the Chief Executive Officer of Collectors Universe, Inc. (NASDAQ: CLCT), a provider of third-party authentication and grading of high value collectibles, from March 2009 to October 2012. Currently, Mr. McConnell serves on the board of directors of Vonage Holdings Corp. (NASDAQ: VG), a cloud communications provider, since March 2019 and Adacel Technologies Limited (ASX: ADA), an Australian based air traffic management and air traffic control simulation and training company, since May 2017 and as its Chairman since April 2019. Previously, Mr. McConnell served on the board of directors of SPS Commerce, Inc. (NASDAQ: SPSC), a provider of cloud-based supply chain management services, from March 2018 to May 2019, Guidance Software, Inc. (formerly NASDAQ: GUID), a global provider of forensic security solutions, from April 2016 until the company was sold in November 2017 and Spark from July 2014 until the company was sold in November 2017. Mr. McConnell also serves on the board of privately held Jacob Stern & Sons, Inc., an importer, exporter, processor and distributor of specialty agricultural products, since July 2019. He is also a member of the City of La Canada Finance and Investment Advisory committee. Mr. McConnell received a B.A. in Economics from Harvard University and an M.B.A from the Darden School (Shermet Scholar) of the University of Virginia.

17

CUSIP No. 68287N100

Rinki Sethi, age 38, has served as Vice President and Chief Information Security Officer of Twitter, Inc. (NYSE: TWTR), a microblogging and social networking service, since September 2020, and on the board of directors of OneProsper International, a non-profit empowering girls in rural India to attend school, since January 2020. Ms. Sethi also serves as an Advisor to various companies, such as Fika Ventures, a seed fund that focuses on enterprise and B2B software, FinTech, marketplaces, and digital health, since September 2020, 11.2 Capital, an early stage venture capital fund, since December 2020, LevelOps, an engineering optimization platform, since September 2019, Authomize, a startup developing a cloud-based authorization solution, since March 2020, apisec.ai, an enterprise-class API security management platform, since June 2020 and Oort, a venture-backed security and infrastructure startup, since October 2020. Ms. Sethi also serves as an Investor in Silicon Valley CISO Investments, a group of Chief Information Security Officers that operate as an angel investor syndicate, since October 2019 and Board Advisor of SecureWorld, a cybersecurity conference series, providing globally relevant education and networking for InfoSec professionals, since January 2012. Previously, Ms. Sethi served as Vice President and Chief Information Security Officer of Rubrik, Inc., a cloud data management company, from April 2019 to September 2020. Prior to that, Ms. Sethi served as Vice President of Information Security of International Business Machines Corporation (NYSE: IBM), a multinational technology company, from October 2018 to April 2019. Ms. Sethi served in various roles at Palo Alto Networks Inc. (NYSE: PANW), a multinational cybersecurity company, including most recently as Vice President of Information Security and Senior Director of Information Security, from November 2015 to October 2018. Ms. Sethi also served in numerous roles at Intuit Inc. (NASDAQ: INTU), a business and financial software company, including most recently serving as Director & Head of Product Security and Principal of Security Business Partner, from October 2012 to November 2015. Earlier in her career, Ms. Sethi served in several roles at eBay Inc. (NASDAQ: EBAY), a multinational e-commerce corporation, including serving as Chief of Staff & Senior Manager of Global Fraud, Global Infosec Communication & Strategy Manager and Global Infosec Policy & Strategy Manager. Prior to that, Ms. Sethi served as a Security Engineer at Walmart.com, an ecommerce team of Walmart Inc. (NYSE: WMT) and as an Information Security Specialist at Pacific Gas and Electric Company (NYSE: PCG), a natural gas and electric utilities company. Ms. Sethi served on the board of directors of Women in CyberSecurity, a non-profit organization focused on recruiting, retaining & advancing women in cybersecurity, from December 2017 to November 2018. Ms. Sethi received a Masters of Science in Information Security from Capella University and a Bachelor of Science in Computer Science Engineering from the University of California Davis.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,634,029 Shares outstanding as of November 1, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

A.	Legion Partners I
(a)	As of the close of business on February 24, 2021, Legion Partners I beneficially owned 2,168,979 Shares.

Percentage: Approximately 5.34%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,168,979
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,168,979

(c)	Legion Partners I has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.
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CUSIP No. 68287N100

B.	Legion Partners II
(a)	As of the close of business on February 24, 2021, Legion Partners II beneficially owned 120,249 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 120,249
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 120,249

(c)	The transactions in the Shares by Legion Partners II since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	Legion Partners Offshore I
(a)	As of the close of business on February 24, 2021, Legion Partners Offshore I beneficially owned 484,518 Shares.

Percentage: Approximately 1.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 484,518
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 484,518

(c)	The transactions in the Shares by Legion Partners Offshore I since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	Legion Partners GP
(a)	Legion Partners GP, as the general partner of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I and (ii) 120,249 Shares owned by Legion Partners II.

Percentage: Approximately 5.63%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,289,228
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,289,228

(c)	Legion Partners GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of Legion Partners II since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and are incorporated herein by reference.
E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II, and Legion Partners Offshore I, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I, (ii) 120,249 Shares owned by Legion Partners II, and (iii) 484,518 Shares owned by Legion Partners Offshore I.
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CUSIP No. 68287N100

Percentage: Approximately 6.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,773,746
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,773,746

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners II and Legion Partners Offshore I since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and are incorporated herein by reference.
F.	Legion Partners Holdings
(a)	As of the close of business on February 24, 2021, Legion Partners Holdings directly owned 200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners GP, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I, (ii) 120,249 Shares owned by Legion Partners II, and (iii) 484,518 Shares owned by Legion Partners Offshore I.

Percentage: Approximately 6.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,773,946
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,773,946

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners II and Legion Partners Offshore I since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and are incorporated herein by reference.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,168,979 Shares owned by Legion Partners I (ii) 120,249 Shares owned by Legion Partners II, (iii) 484,518 Shares owned by Legion Partners Offshore I and (iv) 200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 6.83%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,773,946
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,773,946

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CUSIP No. 68287N100

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D. The transactions in the Shares on behalf of each of Legion Partners II and Legion Partners Offshore I since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule B and are incorporated herein by reference
H.	Mr. McConnell
(a)	As of the close of business on February 24, 2021, Mr. McConnell beneficially owned directly 6,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 6,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 6,000

(c)	Mr. McConnell has not entered into any transactions in the Shares during the past sixty days.
I.	Mr. Gupta and Mses. Garg and Sethi
(a)	As of the close of business on February 24, 2021, Mr. Gupta and Mses. Garg and Sethi did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gupta and Mses. Garg and Sethi have not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 25, 2021 Legion Partners Holdings and certain of its affiliates entered into letter agreements (the “Indemnification Agreements”) with each of the Nominees, except Mr. Gupta, pursuant to which Legion Partners Holdings has agreed to indemnify such Nominees against claims arising from the Solicitation (as defined below) and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

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CUSIP No. 68287N100

On February 25, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”), in which, among other things, (a) the parties agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Legion, to the Board at the 2021 Annual Meeting (the “Solicitation”), (c) the Nominees agreed not to undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior consent of Legion, and (d) the parties agreed that Legion has the right to pre-approve all expenses incurred in connection with the Solicitation and agreed to pay directly all such pre-approved expenses. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of the Nominees has granted Christopher S. Kiper and Raymond T. White powers of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the Solicitation. A form of Power of Attorney is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

As set forth on Schedule B, on February 19, 2021, Legion Partners Offshore I exercised certain American-style call options held by it with a strike price of $17.50 and acquired the 50,000 Shares underlying such options.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release and Letter
99.2	Form of Indemnification Agreement.
99.3	Joint Filing and Solicitation Agreement.
99.4	Form of Power of Attorney

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2021

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Offshore I SP I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

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CUSIP No. 68287N100

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper Individually and as attorney-in-fact for Sarika Garg, Sagar Gupta, Michael J. McConnell and Rinki Sethi

/s/ Raymond White
Raymond White

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SCHEDULE A

Directors and Officers of Legion Partners Offshore I SP I

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Christopher S. Kiper* Director
Anne-Marie Leadbetter Director	Serving as an independent Cayman company director through employment at The Harbour Trust Co. Ltd.	Windward 1, Regatta Office Park, Grand Cayman, Cayman Islands KY1-1103	Canada
Scott Craven Jones Director	Serving as Investment Professional at the Carne Global Financial Services (US) LLC and Park Agency, Inc.	P.O. Box 151, Kenilworth, IL 60043	United States of America

________________________

* Mr. Kiper is a Reporting Person and, as such, all information regarding Mr. Kiper is set forth in the Schedule 13D

CUSIP No. 68287N100

SCHEDULE B

Transactions in the Shares of the Issuer Since Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

LEGION PARTNERS, L.P. II

Purchase of Common Stock	7,077	23.1492	01/29/2021

LEGION PARTNERS OFFSHORE I SP I

Acquisition of Common Stock[1]	50,000	17.5000	02/19/2021

_______________________

1 Represents shares acquired in connection with the exercise of certain American-style call options which had an expiration date of February 19, 2021 and a strike price of $17.50.